Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

CHINA CONTINUES TO IMPACT OVERALL PERFORMANCE DESPITE STRONG SALES GROWTH IN NORTH AMERICA AND THE UK

	February 2019	Change year-on-year	Apr 2018 – Feb 2019	Change year-on-year
Jaguar Land Rover	38,288	(4.1)%	502,020	(5.4)%
Jaguar	12,235	5.8%	155,936	3.8%
Land Rover	26,053	(8.1)%	346,084	(9.0)%

Whitley, UK, 7 March 2019 – Jaguar Land Rover retail sales in February 2019 were 38,288 vehicles, down 4.1% compared to February last year. Strong sales of I-PACE, E-PACE, refreshed Range Rover and Range Rover Sport were offset by overall weak customer demand in China as well as the run out of the old Range Rover Evoque, with sales of the all new Evoque expected to ramp up over the coming months.

Retail sales were up significantly in North America (25.4%), UK (11.3%) and modestly higher in Europe (1.1%) but weaker market conditions continued to weigh on sales in China (down 47.6%).

Jaguar retail sales in February were 12,235 vehicles, up 5.8% year-on-year reflecting increased sales of          E-PACE and the all-electric I-PACE which is celebrating having just won the prestigious European Car of the Year award.

Land Rover retailed 26,053 vehicles in February, down 8.1% year-on-year as strong sales of the refreshed Range Rover and Range Rover Sport were more than offset by the run out of the Evoque and lower sales of other models primarily impacted by the weaker conditions in China.

Felix Brautigam, Jaguar Land Rover Chief Commercial Officer, said:

“In the face of ongoing macro-economic challenges being felt by the automotive industry, particularly in China, our strong sales growth in North America, UK and Europe reflect continued demand for our exciting product line-up and two strong brands. Encouragingly, all three regions posted sales growth against an industry decline. In North America high customer demand even resulted in the region’s best ever February sales numbers.

“Demand for the sporty compact E-PACE and the all-electric I-PACE powered growth for the Jaguar brand in key regions. After many awards and media accolades from around the world seeing the I-PACE named European Car of the Year makes us very proud. This recognition highlights an appreciation for Jaguar’s innovation by automotive experts and customers alike – as it was in its founding years. We also expect a further boost with the refreshed XE coming to market now, which turned out almost like a new car and definitely worth a close look.

“Despite strong sales of the Range Rover and Range Rover Sport, we saw a dip in sales for the Land Rover brand during the month. However, we can expect improvement as we launch the all new refined, compact yet sophisticated Range Rover Evoque with bold technology innovation, hybrid powertrain and space-efficient platform, pre-orders for which are promising.”

Jaguar Land Rover total retail sales for the 11 months to 28 February 2019 were 502,020, down 5.4% compared to the same period last year.

ENDS

For further information, please contact:

Natasha Kaur

Senior Communications Officer

Corporate Affairs

M: +44 (0) 7469 021 100

E: nkaur6@jaguarlandrover.com

Joan Chesney

Corporate Affairs Manager

M: +44 (0) 7467 448 229

E: jchesney@jaguarlandrover.com

About Jaguar Land Rover

Jaguar Land Rover is the UK’s largest automotive manufacturer, built around two iconic British car brands: Land Rover, the world’s leading manufacturer of premium all-wheel-drive vehicles; and Jaguar, one of the world’s premier luxury sports saloon and sports car marques.

At Jaguar Land Rover, we are driven by a desire to deliver class-leading vehicles, which will provide experiences our customers will love, for life. Our products are in demand around the globe. In 2018 Jaguar Land Rover sold 592,708 vehicles in 128 countries.

We support around 260,000 people through our retailer network, suppliers and local businesses. At heart we are a British company, with two major design and engineering sites, three vehicle manufacturing facilities and an engine manufacturing centre in the UK. We also have plants in China, Brazil, India, Austria and Slovakia.

From 2020 all new Jaguar Land Rover vehicles will offer the option of electrification, giving our customers even more choice. We will introduce a portfolio of electrified products across our model range, embracing fully electric, plug-in hybrid and mild hybrid vehicles as well as continuing to offer the latest diesel and petrol engines.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com
Tel: +91 22-66657613 www.tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.